U.S. SECURITIES AND EXCHANGE COMMISSION
                                    Washington, D.C. 20549



                                          FORM 10-SB

                             Registration Statement on Form 10-SB


                     GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                       BUSINESS ISSUERS


                                   MICRO-HYDRO POWER, INC.
                 (Name of Small Business Issuer as specified in its charter)



                                      UTAH                87-0369035
                                     ------               ---------
                 (State or other jurisdiction of       (I.R.S. Employer
                     incorporation or organization)        ID. No.)



                                             N/A
                                        (SEC File No.)


                               1787 East Fort Union Blvd., #106
                                  Salt Lake City, Utah  84121
                                  ---------------------------
                            (Address of Principal Executive Office)


                Issuer's Telephone Number, including Area Code: (801) 942-7722


 Securities registered pursuant to Section 12(b) of the Exchange Act:    None

 Securities registered pursuant to Section 12(g) of the Exchange Act:
                              $0.00001 par value common stock
                           ---------------------------------------
                                            Title of Class

DOCUMENTS INCORPORATED BY REFERENCE:  See the Exhibit Index herein.


                                            PART I

Item 1.  Description of Business.


Business Development.


     Micro-Hydro Power, Inc. (the "Company") was organized under the laws of the State of Utah on September 23, 1980, under the name "Surety Gold, Inc." The Company was incorporated for the primary purpose of investing in all phases of the natural resource mining industry.

     The Company was initially authorized to issue a total of 30,000,000 shares of common stock having a par value of ($0.00001) per share, with fully-paid stock not to be liable for further call or assessment. Copies of the Company's initial Articles of Incorporation and current Bylaws are attached as exhibits and are incorporated herein by this reference. See the Exhibit Index, Part III.

     At the Company's inception, the Board of Directors authorized the issuance of 4,559,022 "unregistered" and "restricted" shares of its common stock to directors, executive officers and persons who may be deemed to have been promoters or founders of the Company for the total consideration of $21,578.68.

     On November 10, 1980, the Company filed with the Secretary of State of the State of Utah an Article of Amendment to the Articles of Incorporation which changed the name of the Company to Micro-Hydro Power, Inc. The date of the adoption of the amendment by the shareholders was October 13, 1980; at the time, there were 4,559,022 shares of stock outstanding in the company, with no classes or series, all of such stock being denominated as common voting stock. All of said shares were voted in favor of the amendment, being 4,559,022 shares voting in the affirmative. The Amendment did not provide for an exchange, reclassification or cancellation of issued shares or a change in the amount of stated capital. A copy of the Article of Amendment to the Articles of Incorporation is attached as an exhibit and are incorporated herein by this reference. See the Exhibit Index, Part III.

     Beginning  December  8, 1980,  and  pursuant  to an  exemption  provided in
Section 3(a)(11) of the Securities Act of 1933, as amended (the "1933 Act"), and
Section 61-1-10 of the Utah Uniform Securities Act, the Company publicly offered and sold an aggregate total of 10,000,000 shares of its common stock to public investors who were residents of the State of Utah, at a price of one cent ($0.01) per share. The offering was completed on December 8, 1981, with the Company receiving aggregate gross proceeds of $100,000, before payment of legal, accounting and printing expenses. A copy of the Offering Circular that the Company used in connection with this offering is attached as an exhibit to this Registration Statement and is incorporated herein by this reference. See the
Exhibit Index, Part III.

     Following the completion of its public offering, the Company entered into two phases of business activity: the research, development, sale, manufacture, distribution, maintenance, and operation of micro-hydro power units which consist of water-powered electrical generating machines, and the engagement in all aspects of the natural resource mining industry. These operations were unsuccessful and the Company ceased business operations and was involuntarily dissolved in the State of Utah in November of 1988. On July 18, 1995, the Third Judicial District Court in and for Salt Lake County, State of Utah, ordered that the involuntary dissolution of Micro-Hydro Power, Inc., a Utah corporation, be set aside and that the Department of Commerce, Division of Corporations and Commercial Code of the State of Utah reinstate said company in the State of Utah, effective as of November 1, 1988. The Company has not been involved in any business operations since its reinstatement except for the filing of documents with the State of Utah in order to keep the Company in good standing.

     On May 22, 1996, acting without a meeting pursuant to Section 16-10a-821 of the Utah Revised Business Corporation Act, the Board of Directors of the Company unanimously resolved to adopt new Bylaws *See question located in Index of Exhibits* fof the Company. In addition to providing the Company with updated Bylaws, the new Bylaws exempted the Company from the provisions of the Utah Control Shares Acquisitions Act (Section 61-6-1 et seq., Utah Code Annotated) (the "Acquisitions Act"). The Board members approving the adoption of new Bylaws were Jeff Jenson, Thomas J. Howells and Kathleen L. Morrison. A copy of the Bylaws of the Company is attached as an exhibit to this Registration Statement and is incorporated herein by this reference. See the Exhibit Index, Part III.

     The Acquisitions Act, which applies only to certain types of publicly-held corporations, provides that "control shares" acquired under certain circumstances shall have the same voting rights as they had before the acquisition only to the extent that the stockholders of the corporation have approved such rights. The Acquisitions Act also gives dissenter's rights to the stockholders in the event that full voting rights are accorded to shares acquired in a "control share acquisition" and the acquiring person has acquired "control shares" with at least a majority of all voting power. Section 61-6-6 permits a corporation's articles of incorporation or bylaws to provide for an exemption from the Acquisitions Act. The net effect of the Company's exemption from the Acquisitions Act is to remove the need for stockholder approval of acquisitions of controlling interests in the Company. Upon the effectiveness of this Registration Statement, the Company will still be subject to the provisions of Regulation 14A of the Securities and Exchange Commission, regarding proxy solicitations. However, these provisions deal with the nature and extent of disclosure required when a matter is to be voted on, but not whether a matter is to be voted on; accordingly, Regulation 14A in no way negates the effect of the exemption from the Acquisitions Act. See the heading "Need for any Governmental Approval of Principal Products or Services" under the caption "Business," herein.

     On September 20, 1996, the Company filed with the Secretary of State of the State of Utah Articles of Amendment to its Articles of Incorporation, which reverse split the Company's 30,000,000 shares of $0.00001 par value common stock on a basis of one share for every 100 shares issued and outstanding on July 23, 1996 [effective date of reverse split], while retaining the authorized shares at 30,000,000 and the par value at $0.00001 per share, with appropriate adjustments being made in the additional paid in capital and stated capital accounts of the corporation, resulting in a total of 300,010 shares of $0.00001 par value common voting stock being issued and outstanding; provided, however, that no stockholder's holding shall be reduced to less than 100 shares as a result of the reverse split; and provided, however, further, the 100 share minimum shall be as determined by the President, whether on a stockholder or per certificate basis. The amendment adopting the reverse split of the Company's common stock was adopted by the stockholders at a meeting held July 23, 1996, at which time, 15,123,100 of the Company's 30,000,000 issued and outstanding shares of common stock voted in favor of the reverse split, with none opposing and none abstaining. A copy of the Articles of Amendment to the Articles of Incorporation effecting these changes is attached as an exhibit to this Registration Statement on Form 10-SB, and is incorporated herein by this reference. See the Exhibit Index, Part III.



Business.
---------

     The Company has had no business operations since approximately November 1988. To the extent that the Company intends to continue to seek the acquisition of assets, property or business that may benefit the Company and its stockholders, the Company is essentially a "blank check" company. Because the Company has no assets, conducts no business and has no employees, management anticipates that any such acquisition would require the Company to issue shares of its common stock as the sole consideration for the acquisition. This may result in substantial dilution of the shares of current stockholders. The Company's Board of Directors shall make the final determination whether to complete any such acquisition; the approval of stockholders will not be sought unless required by applicable laws, rules and regulations, the Company's Articles of Incorporation or Bylaws, or by contract. The Company makes no assurance that any future enterprise will be profitable or successful.

     The Company is not currently engaging in any substantive business activity and has no plans to engage in any such activity in the foreseeable future. In its present form, the Company may be deemed to be a vehicle to acquire or merge with a business or company. The Company does not intend to restrict its search to any particular business or industry, and the areas in which it will seek out acquisitions, reorganizations or mergers may include, but will not be limited to, the fields of high technology, manufacturing, natural resources, service, research and development, communications, transportation, insurance, brokerage, finance and all medically related fields, among others. The Company recognizes that because of its total lack of resources, the number of suitable potential business ventures which may be available to it will be extremely limited, and may be restricted to entities who desire to avoid what these entities may deem to be the adverse factors related to an initial public offering ("IPO"). The most prevalent of these factors include substantial time requirements, legal and accounting costs, the inability to obtain an underwriter who is willing to publicly offer and sell shares, the lack of or the inability to obtain the required financial statements for such an undertaking, limitations on the amount of dilution public investors will suffer to the benefit of the stockholders of any such entities, along with other conditions or requirements imposed by various federal and state securities laws, rules and regulations. Any of these types of entities, regardless of their prospects, would require the Company to issue a substantial number of shares of its common stock to complete any such acquisition, reorganization or merger, usually amounting to between 80 and 95 percent of the outstanding shares of the Company following the completion of any such transaction; accordingly, investments in any such private entity, if available, would be much more favorable than any investment in the Company.

     Management intends to consider a number of factors prior to making any decision as to whether to participate in any specific business endeavor, none of which may be determinative or provide any assurance of success. These may include, but will not be limited to an analysis of the quality of the entity's management personnel; the anticipated acceptability of any new products or marketing concepts; the merit of technological changes; its present financial condition, projected growth potential and available technical, financial and managerial resources; its working capital, history of operations and future prospects; the nature of its present and expected competition; the quality and experience of its management services and the depth of its management; its potential for further research, development or exploration; risk factors specifically related to its business operations; its potential for growth, expansion and profit; the perceived public recognition or acceptance of its products, services, trademarks and name identification; and numerous other factors which are difficult, if not impossible, to properly analyze without referring to any objective criteria.

     Regardless, the results of operations of any specific entity may not necessarily be indicative of what may occur in the future, by reason of changing market strategies, plant or product expansion, changes in product emphasis, future management personnel and changes in innumerable other factors. Further, in the case of a new business venture or one that is in a research and development mode, the risks will be substantial, and there will be no objective criteria to examine the effectiveness or the abilities of its management or its business objectives. Also, a firm market for its products or services may yet need to be established, and with no past track record, the profitability of any such entity will be unproven and cannot be predicted with any certainty.

     Management will attempt to meet personally with management and key personnel of the entity sponsoring any business opportunity afforded to the Company, visit and inspect material facilities, obtain independent analysis or verification of information provided and gathered, check references of management and key personnel and conduct other reasonably prudent measures calculated to ensure a reasonably thorough review of any particular business opportunity; however, since the Company has no current assets or cash reserves, these activities may be limited, and if undertaken, the cost and expense thereof will be advanced by management, and may further dilute the interest of the stockholders of the Company.

     The Company is unable to predict the time as to when and if it may actually participate in any specific business endeavor. The Company anticipates that proposed business ventures will be made available to it through personal contacts of directors, executive officers and principal stockholders, professional advisors, broker dealers in securities, venture capital personnel, members of the financial community and others who may present unsolicited proposals. In certain cases, the Company may agree to pay a finder's fee or to otherwise compensate the persons who submit a potential business endeavor in which the Company eventually participates.

     Such persons may include the Company's directors, executive officers, beneficial owners or their affiliates. In this event, such fees may become a factor in negotiations regarding a potential acquisition and, accordingly, may present a conflict of interest for such individuals. See the caption "Conflicts of Interest; Related Party Transactions," below.

     Although the Company has not identified any potential acquisition target, the possibility exists that the Company may acquire or merge with a business or company in which the Company's executive officers, directors, beneficial owners or their affiliates may have an ownership interest. Current Company policy does not prohibit such transactions. Because no such transaction is currently contemplated, it is impossible to estimate the potential pecuniary benefits to these persons.

     Although it currently has no plans to do so, depending on the nature and extent of services rendered, the Company may compensate members of management in the future for services that they may perform for the Company. Because the Company currently has virtually no resources, and is unlikely to have any appreciable resources until it has completed a merger or acquisition, management expects that any such compensation would take the form of an issuance of the Company's stock to these persons; this would have the effect of further diluting the holdings of the Company's other stockholders.

     Further, substantial fees are often paid in connection with the completion of these types of acquisitions, reorganizations or mergers, ranging from a small amount to as much as $250,000. These fees are usually divided among promoters or founders, after deduction of legal, accounting and other related expenses, and it is not unusual for a portion of these fees to be paid to members of management or to principal stockholders as consideration for their agreement to retire a portion of the shares of common stock owned by them. Such fees may become a factor in negotiations regarding any potential acquisition by the Company and, accordingly, may present a conflict of interest for such
individuals.   See  the  caption   "Conflicts   of   Interest;   Related   Party
Transactions."

Involvement in Other "Blank Check" Companies.
---------------------------------------------

     Quinton Hamilton is the President and Director of the Company. Other than the Company, Mr. Hamilton is Secretary, Treasurer and Director of Olympus MTM Corporation, a Utah corporation. At this time, Olympus MTM Corporation may be deemed to be a "blank check" company. Other than Olympus MTM Corporation, Mr. Hamilton has been neither an officer, director or affiliate of any "blank check" companies in the past 10 years.

     Thomas J. Howells is Vice-President and Director of the Company. Other than the Company, Mr. Howells was Secretary, Treasurer and Director of Ro-Mac Gold, Ltd., a Nevada corporation (now known as Phoenix Associates Land Syndicate), from January 1996 until its reorganization in October, 1996. Ro-Mac Gold, Ltd., may be deemed to have been a "blank check" company until its reorganization. Mr. Howells was also President and Director of React Systems, Inc., a Nevada
Corporation from April 1995 to September 1995. During this period, React Systems, Inc., may have been deemed to be a "blank check" company.

     From November, 1993, until its reorganization in April, 1995, Kathleen L. Morrison, who is a Director and the Secretary/Treasurer of the Company, was a director and the Secretary/Treasurer of Westcott Financial Corporation, a Delaware corporation, now known as "Entertainment Technologies & Programs, Inc." ("ETPI"). ETPI is publicly-held and may be deemed to have been a "blank check" company until its reorganization in April 1995. Mrs. Morrison was also the Secretary/Treasurer of Onasco Companies, Inc., a Utah corporation, now known as "Tengasco, Inc.," ("TNGO"), from January 1995 until its reorganization in July, 1995. Tengasco, Inc., is publicly held and may be deemed to have been a "blank check" company until its reorganization. From July 1995, until its reorganization in September, 1996, Kathleen L. Morrison, was a director and the Secretary/Treasurer of Mason Oil Company, Inc., a Utah corporation, ("MSNO"). Mrs. Morrison is currently President and Director of Seafoods Plus, Inc., a Utah Corporation which may be deemed a "blank check" company at this time.

     No current director or executive officer has been involved in any initial public offering involving the securities of a "blank check" company in the ten-year period immediately preceding the date of this Registration Statement.

Risk Factors.
-------------

     In any business venture, there are substantial risks specific to the particular enterprise and which cannot be ascertained until a potential acquisition, reorganization or merger candidate has been identified; however, at a minimum, the Company's present and proposed business operations will be highly speculative and subject to the same types of risks inherent in any new or unproven venture, and will include those types of risk factors outlined below and in the initial Offering Circular of the Company, a copy of which is attached as an exhibit to this Registration Statement on Form 10-SB. See the Exhibit Index, Part III.

     Limited Assets; No Source of Revenue. The Company has no assets and has had no revenue in either of its two most recent calendar years or to the date hereof. Nor will the Company receive any revenues until it completes an acquisition, reorganization or merger, at the earliest. The Company can provide no assurance that any acquired business will produce any material revenues for the Company or its stockholders or that any such business will operate on a profitable basis.

     Discretionary Use of Proceeds; "Blank Check" Company. Because the Company is not currently engaged in any substantive business activities, as well as management's broad discretion with respect to the acquisition of assets, property or business, the Company may be deemed to be a "blank check" company. Although management intends to apply substantially all of the proceeds that it may receive through the issuance of stock or debt to a suitable acquisition, subject to the criteria identified above, such proceeds will not otherwise be designated for any more specific purpose. The Company can provide no assurance that any allocation of such proceeds will allow it to achieve its business objectives.

     Absence of Substantive Disclosure Relating to Prospective Acquisitions. Because the Company has not yet identified any assets, property or business that it may potentially acquire, potential investors in the Company will have virtually no substantive information upon which to base a decision whether or not to invest in the Company. Potential investors would have access to significantly more information if the Company had already identified a potential acquisition or if the acquisition target had made an offering of its securities directly to the public. The Company can provide no assurance that any investment in the Company will not ultimately prove to be less favorable than such a direct investment.

     Unspecified Industry and Acquired Business; Unascertainable Risks. To date, the Company has not identified any particular industry or business in which to concentrate its acquisition efforts. Accordingly, prospective investors currently have no basis to evaluate the comparative risks and merits of investing in the industry or business in which the Company may invest. To the extent that the Company may acquire a business in a highly risky industry, the Company will become subject to those risks. Similarly, if the Company acquires a financially unstable business or a business that is in the early stages of development, the Company will become subject to the numerous risks to which such businesses are subject. Although management intends to consider the risks inherent in any industry and business in which it may become involved, there can be no assurance that it will correctly assess such risks.

     Uncertain Structure of Acquisition. Management has had no preliminary contact or discussions regarding, and there are no present plans, proposals or arrangements to acquire any specific assets, property or business. Accordingly, it is unclear whether such an acquisition would take the form of an exchange of capital stock, a merger or an asset acquisition. However, because the Company has extremely limited resources as of the date of this Registration Statement, management expects that any such acquisition would take the form of an exchange of capital stock. See Part I, Item 2 of this Registration Statement.

     State Restrictions on "Blank Check" Companies. A total of 36 states prohibit or substantially restrict the registration and sale of "blank check" companies within their borders. Additionally, 36 states use "merit review powers" to exclude securities offerings from their borders in an effort to screen out offerings of highly dubious quality. See Paragraph 8221, NASAA Reports, CCH Topical Law Reports, 1990. The Company intends to comply fully with all state securities laws, and plans to take the steps necessary to ensure that any future offering of its securities is limited to those states in which such offerings are allowed. However, these legal restrictions may have a material adverse impact on the Company's ability to raise capital because potential purchasers of the Company's securities must be residents of states that permit the purchase of such securities. These restrictions may also limit or prohibit stockholders from reselling shares of the Company's common stock within the borders of regulating states.

     By regulation or policy statement, eight states (Idaho, Maryland, Missouri, Nevada, New Mexico, Pennsylvania, Utah and Washington), some of which are included in the group of 36 states mentioned above, place various restrictions on the sale or resale of equity securities of "blank check" or "blind pool" companies. These restrictions include, but are not limited to, heightened disclosure requirements, exclusion from "manual listing" registration exemptions for secondary trading privileges and outright prohibition of public offerings of such companies.

     In most jurisdictions, "blank check" and "blind pool" companies are not eligible for participation in the Small Corporate Offering Registration ("SCOR") program, which permits an issuer to notify the Securities and Exchange Commission of certain offerings registered in such states by filing a Form D under Regulation D of the Securities and Exchange Commission. All states (with the exception of Alabama, Delaware, Florida, Hawaii, Illinois, Minnesota, Nebraska and New York) have adopted some form of SCOR. States participating in the SCOR program also allow applications for registration of securities by qualification by filing a Form U-7 with the states' securities commissions. Nevertheless, the Company does not anticipate making any SCOR offering or other public offering in the foreseeable future, even in any jurisdiction where it may be eligible for participation in SCOR despite its status as a "blank check" or "blind pool" company.

     The net effect of the above-referenced laws, rules and regulations will be to place significant restrictions on the Company's ability to register, offer and sell and/or to develop a secondary market for shares of the Company's common stock in virtually every jurisdiction in the United States.

     Management to Devote Insignificant Time to Activities of the Company. Members of the Company's management are not required to devote their full time to the affairs of the Company. Because of their time commitments, as well as the fact that the Company has no business operations, the members of management anticipate that they will devote an insignificant amount of time to the activities of the Company, at least until such time as the Company has identified a suitable acquisition target.

     Conflicts of Interest; Related Party Transactions. Although the Company has not identified any potential acquisition target, the possibility exists that the Company may acquire or merge with a business or company in which the Company's executive officers, directors, beneficial owners or their affiliates may have an ownership interest. Such a transaction may occur if management deems it to be in the best interests of the Company and its stockholders, after consideration of the above referenced factors. A transaction of this nature would present a conflict of interest to those parties with a managerial position and/or an ownership interest in both the Company and the acquired entity, and may compromise management's fiduciary duties to the Company's stockholders. An independent appraisal of the acquired company may or may not be obtained in the event a related party transaction is contemplated. Furthermore, because management and/or beneficial owners of the Company's common stock may be eligible for finder's fees or other compensation related to potential acquisitions by the Company, such compensation may become a factor in negotiations regarding such potential acquisitions.

     There is no single shareholder which controls a majority of the shares of the Company's outstanding common stock. However, Jenson Services, Inc., and Hugh Lambert and Sharon Lambert do control approximately thirty four percent (34%) and seventeen percent (17%), respectively, of the Company's outstanding common stock.

     No Market for Common Stock; No Market for Shares. The Company's common stock is not currently listed on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD"), and has not been listed on the on the aforementioned market for the previous three years. Therefore, there is currently no "established trading market" for such shares; there can be no assurance that such a market will ever develop or be maintained. Any future market price for shares of common stock of the Company is likely to be very volatile, and numerous factors beyond the control of the Company may have a significant effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capital companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of the Company's common stock in any market that may develop.

     Risks of "Penny Stock." The Company's common stock may be deemed to be "penny stock" as that term is defined in Reg. Section 240.3a51-1 of the Securities and Exchange Commission. Penny stocks are stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ-listed stocks must still meet requirement (i) above); or (iv) is an issuer with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

     There has been no "established public market" for the Company's common stock during the past three years. At such time as the Company completes a merger or acquisition transaction, if at all, it may attempt to qualify for listing on either NASDAQ or a national securities exchange. However, at least initially, any trading in its common stock will most likely be conducted in the over-the-counter market in the "pink sheets" or the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD").

     Section 15(g) of the Securities Exchange Act of 1934, as amended,  and Reg.
Section 240.15g-2 of the Securities and Exchange Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

     Moreover, Reg. Section 240.15g-9 of the Securities and Exchange Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company's common stock to resell their shares to third parties or to otherwise dispose of them.

Principal Products and Services.
--------------------------------

     The limited business operations of the Company, as now contemplated, involve those of a "blank check" company. The only activity to be conducted by the Company is to maintain its good standing in the State of Utah and to seek out and investigate the acquisition of any viable business opportunity by purchase and exchange for securities of the Company or pursuant to a reorganization or merger through which securities of the Company will be issued or exchanged.

Distribution Methods of the Products or Services.
-------------------------------------------------

     Management will seek out and investigate business opportunities through every reasonably available fashion, including personal contacts, professionals, securities broker dealers, venture capital personnel, members of the financial community and others who may present unsolicited proposals; the Company may also advertise its availability as a vehicle to bring a company to the public market through a "reverse" reorganization or merger.

Status of any Publicly Announced New Product or Service.
--------------------------------------------------------

          None; not applicable.

Competitive Business Conditions.
---------------------------------------

     There are literally thousands of "blank check" companies engaged in endeavors similar to those engaged in by the Company; many of these companies have substantial current assets and cash reserves. Competitors also include thousands of other publicly-held companies whose business operations have proven unsuccessful, and whose only viable business opportunity is that of providing a publicly-held vehicle through which a private entity may have access to the public capital markets. There is no reasonable way to predict the competitive position of the Company or any other entity in the strata of these endeavors; however, the Company, having no assets and no cash reserves, will no doubt be at a competitive disadvantage in competing with entities which have recently completed IPO's, have cash resources and have limited operating histories when compared with the history and past failures of the Company.

Sources and Availability of Raw Materials and Names of Principal Suppliers.
--------------------------------------------------------------------------------

          None; not applicable.

Dependence on One or a Few Major Customers.
--------------------------------------------------------

          None; not applicable.

     Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements or Labor Contracts.
--------------------------------------------------------------------------------

          None; not applicable.

Need for any Governmental Approval of Principal Products or Services.
--------------------------------------------------------------------------------

     On the effectiveness of the Company's Registration Statement on Form 10-SB, the Company will be subject to Regulation 14A regarding proxy solicitations promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the "1934 Act"). Section 14(a) of the 1934 Act requires all companies with securities registered pursuant to Section 12(g) thereof to comply with the rules and regulations of the Securities and Exchange Commission regarding proxy solicitations outlined in Regulation 14A. Matters submitted to stockholders of the Company at a special or annual meeting thereof or pursuant to a written consent shall require the Company to provide its stockholders with the information outlined in Schedules 14A or 14C of Regulation 14; preliminary copies of this information must be submitted to the Securities and Exchange Commission at least 10 days prior to the date that definitive copies of this information are forwarded to stockholders.

     Management intends to conduct a full evaluation of the worthiness of any business proposal presented to it; nonetheless, it believes this process may provide additional time within which to evaluate any business proposal presented to it, and may eliminate proposals from entities not willing to undergo the public and agency scrutiny involved in providing and filing information required under Regulation 14. Management recognizes that this filing process may deter other potential business venturers by reason of their inability to predict the timeliness of their potential acquisition, reorganization or merger due to the uncertainty related to the time involved in reviewing Regulation 14A filings by the Securities and Exchange Commission; however, acquisitions or reorganizations not requiring stockholder approval may be completed by management, in its sole discretion, with the submission by management of an Information Statement pursuant to Regulation 14C outlining any remedial proposals attendant to any such acquisition or reorganization, including changing the name of the Company or increasing or decreasing the number of authorized or outstanding shares of the Company's common stock.

     Costs associated with filings required by the Company under Section 12(g) of the 1934 Act and Regulation 14A of the Securities and Exchange Commission will have to be advanced by management, the Company's principal stockholders or any potential business venturer, and may further dilute the interest of the public stockholders. In the case of a merger requiring prior stockholder approval and the submission of financial statements of the Company and other party or parties to the merger, legal and accounting costs will be significantly higher.

Effect of Existing or Probable Governmental Regulations on Business.
-------------------------------------------------------------------------------

     Since the Company was initially incorporated, federal and state securities laws, rules and regulations have made the participation in or the conducting of an IPO substantially easier for certain small and developmental stage companies, reducing the time constraints previously involved, the legal and accounting costs and the financial periods required to be included in the financial statements. Rule 504 of Regulation D of the Securities and Exchange Commission no longer requires the filing of a Registration Statement with any state or territory as a condition to its use; however, this Rule is no longer available to "blank check" companies. Accordingly, because the Company is presently deemed to be a "blank check" company, this method of raising funds is foreclosed to it. Rule 504 is also not available to "reporting issuers," which the Company will become on the effectiveness of this Registration Statement.

     The integrated disclosure system for small business issuers adopted by the Securities and Exchange Commission in Release No. 34-30968 and effective as of August 13, 1992, substantially modified the information and financial requirements of a "Small Business Issuer," defined to be an issuer that has revenues of less than $25 million; is a U.S. or Canadian issuer; is not an investment company; and if a majority owned subsidiary, the parent is also a small business issuer; provided, however, an entity is not a small business issuer if it has a public float (the aggregate market value of the issuer's outstanding securities held by non-affiliates) of $25 million or more.

     A number of state securities commissions have adopted the use of Form U-7 for SCOR, which also substantially simplifies the registration process for IPO's; Form U-7 is primarily used in connection with offerings conducted pursuant to Rule 504 of the Securities and Exchange Commission, but is not limited to this use. To the extent that Rule 504 and the use of SCOR are unavailable to the Company due to its status as a "blank check" company, the use of Form U-7 will also be unavailable in this regard.

     The Securities and Exchange Commission, state securities commissions and the North American Securities Administrators Association, Inc., ("NASAA") have expressed an interest in adopting policies that will streamline the registration process and make it easier for a small business issuer to have access to the public capital markets. The present laws, rules and regulations designed to promote availability for the small business issuer to these capital markets and similar laws, rules and regulations that may be adopted in the future will substantially limit the demand for "blank check" companies like the Company, and may make the use of these companies obsolete.

Research and Development.
---------------------------------

          None; not applicable.

Cost and Effects of Compliance with Environmental Laws.
---------------------------------------------------------------------

     None; not applicable. However, environmental laws, rules and regulations may have an adverse effect on any business venture viewed by the Company as an attractive acquisition, reorganization or merger candidate, and these factors may further limit the number of potential candidates available to the Company for acquisition, reorganization or merger.

Number of Employees.
--------------------------

           None.

Item 2.  Management's Discussion and Analysis or Plan of Operation.
-------------------------------------------------------------------------------

Plan of Operation.
---------------------

     The Company has not engaged in any material operations or had any revenues from operations during the last two calendar years. The Company's plan of operation for the next 12 months is to maintain its good standing in the State of Utah and to continue to seek the acquisition of assets, property or business that may benefit the Company and its stockholders. Because the Company has no virtually resources, management anticipates that to achieve any such acquisition, the Company will be required to issue shares of its common stock as the sole consideration for such acquisition.

     During the next 12 months, the Company's only foreseeable cash requirements will relate to maintaining the Company in good standing or the payment of expenses associated with reviewing or investigating any potential business venture, which may be advanced by management or principal stockholders as loans to the Company. Because the Company has not identified any such venture as of the date of this Registration Statement, it is impossible to predict the amount of any such loan. However, any such loan will not exceed $25,000 and will be on terms no less favorable to the Company than would be available from a commercial lender in an arm's length transaction. As of the date of this Registration Statement, the Company has not begun seeking any specific acquisition.

     Because the Company is not currently making any offering of its securities, and does not anticipate making any such offering in the foreseeable future, management does not believe that Rule 419 promulgated by the Securities and Exchange Commission under the Securities Act of

1933, as amended, concerning offerings by blank check companies, will have any effect on the Company or any activities in which it may engage in the foreseeable future.

Item 3.  Description of Property.
-------------------------------------

     The Company has virtually no assets, property or business; its principal executive office address and telephone number are the business office address and telephone number of its Vice- President, Thomas J. Howells and are provided at no cost. Because the Company has no business, its activities have been limited to keeping itself in good standing in the State of Utah and, recently, with preparing this Registration Statement and the accompanying financial statements. These activities have consumed an insignificant amount of management's time; accordingly, the costs to Mr. Howells of providing the use of his office and telephone have been minimal.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.
--------------------------------------------------------------------------------

Security Ownership of Certain Beneficial Owners.

     The following table sets forth the shareholdings of those persons who own more than five percent of the Company's common stock as of November 1, 1996:



                                   Number              Percentage
Name and Address      of Shares Beneficially Owned     of Class
-----------------       -------------------------       --------


Jenson Services, Inc.               104,128                34.70%
1787 E. Fort Union #106
Salt Lake City, Utah
84121

Hubert Lambert and
Sharon Lambert*                      45,455                15.15%
1670 E. Hidden Valley Club Dr.
Sandy, Utah  84092


Sharon Lambert*                       1,400                 0.48%
1670 E. Hidden Valley Club Dr.
Sandy, Utah  84092                ---------                 -----
                                    150,983                50.33%

     *Mr. and Mrs. Lambert are husband and wife. Accordingly, the shares held by Mrs. Lambert may be deemed to be beneficially owned by Mr. Lambert.

Security Ownership of Management.
---------------------------------

     The following table sets forth the shareholdings of the Company's directors and executive officers as of November 1, 1996:


                                         Number             Percentage
Name and Address            of Shares Beneficially Owned     of Class
----------------------      ----------------------------    ----------




Quinton Hamilton
2100 East Bengal Blvd. #H304                0                           0
Salt Lake City, Utah 84121

Thomas J. Howells
1787 East Ft. Union Blvd., #106             0                           0
Salt Lake City, Utah 84121

Kathleen L. Morrison
1787 East Ft. Union Blvd., #106             0                           0
Salt Lake City, Utah  84121


All directors and executive                 0                           0
officers as a group (3)


     See Item 5, Part I, below, for information concerning the offices or other capacities in which the foregoing persons serve with the Company.

Changes in Control.
-------------------

     There are no present arrangements or pledges of the Company's securities which may result in a change in control of the Company.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.
-------------------------------------------------------------------------------

Identification of Directors and Executive Officers.
---------------------------------------------------

     The following table sets forth the names of all current directors and executive officers of the Company. These persons will serve until the next annual meeting of the stockholders held in May of each year or until their successors are elected or appointed and qualified, or their prior resignation or termination.


                                                    Date of             Date of
                              Positions             Election or       Termination
Name                          Held                  Designation       or Resignation
-------                       ----------          ---------------   ------------------

Quinton Hamilton             President             11-4-96            *
                             Director

Thomas J. Howells            Vice President        7-23-96            *
                             Director

Kathleen L. Morrison         Secretary/           12-22-94            *
                             Treasurer
                             Director


          *    These persons presently serve in the capacities indicated.

Business Experience.
------------------------

     Quinton Hamilton, President and Director is 25 years old. Mr. Hamilton attended the University of Utah from 1990 to 1995, at which time he graduated with a B.A. Mr. Hamilton has been working as an account representative/coordinator with the marketing firm of Scopes, Garcia and Carlisle, located in Salt Lake City, Utah, for the past eighteen months.

     Thomas J. Howells, Director and Vice President is 24 years old. Mr. Howells has been working as an investment consultant with Jenson Services, Inc., which is a consultant to and shareholder of the Company, for the past year. Mr. Howells attended Westminster College of

Salt Lake City from 1991 until 1995. Mr. Howells received a B.A. degree from Westminster College 1993, at which time he entered the M.B.A. program. In 1994, Mr. Howells recieved a Reserve Forces Commission as a Second Lieutenant with Military Intelligence.

     Kathleen L. Morrison, Director and Secretary/Treasurer. Mrs. Morrison is 40 years old. For the past four years, she has been the office manager for two persons, one of which is Jenson Services, Inc., which is a consultant to and shareholder of the Company. For seven years, she was the editor of "Super Group," a vertical market computer magazine targeting HP3000 users. Ms. Morrison received a B.A. degree from Colorado State University in 1978.

Significant Employees.
----------------------

     The Company has no employees who are not executive officers, but who are expected to make a significant contribution to the Company's business.

Family Relationships.
---------------------

     There are no family relationships between any directors or executive officers of the Company, either by blood or by marriage.

Involvement in Certain Legal Proceedings.
-----------------------------------------

     During the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the
Company:

     (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

     (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

     (3) was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

     (4) was found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 6.  Executive Compensation.


-------------------------------------

     The following table sets forth the aggregate compensation paid by the Company for services rendered during the periods indicated:

                                      SUMMARY COMPENSATION TABLE
                                                                             Long Term Compensation
                                     Annual Compensation                 Awards                Payouts
(a)                (b)          (c)         (d)          (e)        (f)         (g)        (h)       (i)
Name and           Years or                              Other      Restricted  Option/    LTIP      All
Principal          Periods      $           $            Annual     Stock       SAR's      Payouts   Other
Position           Ended        Salary      Bonus        Compen-    Awards      (#)        ($)       Compensa-
                                                         sation($)                                   tion ($)

Quinton Hamilton   12/31/94      0           0           0             0         0           0        0
President,         12/31/95      0           0           0             0         0           0        0
Director           10/30/96      0           0           0             0         0           0        0

Thomas J. Howells  12/31/94      0           0           0             0         0           0        0
Vice Pres.,        12/31/95      0           0           0             0         0           0        0
Director           10/30/96      0           0           0             0         0           0        0

Kathleen L.        12/31/94      0           0           0             0         0           0        0
Morrison           12/31/95      0           0           0             0         0           0        0
Sec./Treas.,       10/30/96      0           0           0             0         0           0        0
Director



     No cash compensation, deferred compensation or long-term incentive plan awards were issued or granted to the Company's management during the calendar years ended December 31, 1995, or 1994, or the period ending on the date of this Registration Statement. Further, no member of the Company's management has been granted any option or stock appreciation right; accordingly, no tables relating to such items have been included within this Item.

Compensation of Directors.
--------------------------

     There are no standard arrangements pursuant to which the Company's directors are compensated for any services provided as director. No additional amounts are payable to the Company's directors for committee participation or special assignments.

     There are no arrangements pursuant to which any of the Company's directors was compensated during the Company's last completed calendar year for any service provided as director.

     Employment Contracts and Termination of Employment and Change-in-Control Arrangements.
--------------------------------------------------------------------------------

     There are no employment contracts, compensatory plans or arrangements, including payments to be received from the Company, with respect to any director or executive officer of the Company which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with the Company or its subsidiaries, any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.

Item 7.  Certain Relationships and Related Transactions.
--------------------------------------------------------

Transactions with Management and Others.
----------------------------------------

     There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest. However, see Part 1, Item 1 and Part II, Item 4 of this Registration Statement.

Certain Business Relationships.
-------------------------------

     There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest. However, see Part I, Item I of this Registration Statement.

Indebtedness of Management.
---------------------------

     There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest. However, see Part I, Item 1 and Part II, Item IV of this Registration Statement.

Parents of the Issuer.
----------------------

     Jenson Services and Hubert and Sharon Lanbert, the principal stockholders, may be deemed to be a parents of the Company. See Part I, Item IV of this Registration Statement.

Transactions with Promoters.
----------------------------

     There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any promoter or founder, or any member of the immediate family of any of the foregoing persons, had a material interest. However, on December 15, 1994, the Board of Directors of the Company resolved to issue 8,645,578 pre-split "unregistered" and "restricted" shares of common stock to Jenson Services, who is a consultant to the Company in consideration of $5,000.00 in consulting fees and expenses incurred by Jenson Services on behalf of the Company. See Part II, Item IV of this Registration Statement.

Item 8.  Description of Securities.
-----------------------------------

     The Company has only one class of securities authorized, issued or outstanding, that being capital stock of the Company consisting of 30,000,000 shares of authorized ($0.00001) par value common stock, of which a total of 300,010 post-split shares are currently issued and outstanding. The holders of the Company's common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of stockholders. The shares of common stock do not carry cumulative voting rights in the election of directors.

     Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock or other securities. The common stock is not subject to redemption rights and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. All shares of the common stock now outstanding are fully paid and non-assessable.

     There are no outstanding options, warrants or calls to purchase any of the authorized securities of the Company. There is no provision in the Company's Articles of Incorporation, as amended, or Bylaws, that would delay, defer, or prevent a change in control of the Company.

                                            PART II

Item 1. Market Price of and Dividends on the Company's Common Equity and Other Stockholder Matters.
-------------------------------------------

Market Information.
-----------------------

     The Company's common stock is not currently listed on the OTC Bulletin Board of the NASD or any other recognized securities market. There has been no trading symbol or "established trading market" for shares of the Company's common stock during the last three quarters of 1996, or at any point in 1995 or 1994, and management does not expect any such market to develop unless and until the Company completes an acquisition or merger. In any event, no assurance can be given that any "established trading market" for the Company's common stock will develop or be maintained. If such a market ever develops in the future, the sale of "unregistered" and "restricted" shares of common stock pursuant to Rule 144 of the Securities and Exchange Commission by Jenson Services or Hubert or Sharon Lambert may have a substantial adverse impact on any such public market. See the caption "Business" of Part I, Item 1 of this Registration Statement.

     Future sales of any of these securities or any securities of the Company issued in any acquisition, reorganization or merger may have a future adverse effect on any "public market" that may develop in the common stock of the Company. See Part I, Item 1 of this Registration Statement.

Holders.
--------

     The number of record holders of the Company's common stock as of the date of this Registration Statement is approximately 354.

Dividends.
----------

     The Company has not declared any cash dividends with respect to its common stock or its previously authorized preferred stock, and does not intend to declare dividends in the foreseeable future. The future dividend policy of the Company cannot be ascertained with any certainty, and if and until the Company completes any acquisition, reorganization or merger, no such policy will be formulated. There are no material restrictions limiting, or that are likely to limit, the Company's ability to pay dividends on its common stock.

Item 2.  Legal Proceedings.
---------------------------

     The Company is not a party to any pending legal proceeding. No federal, state or local governmental agency is presently contemplating any proceeding against the Company. No director, executive officer or affiliate of the Company or owner of record or beneficially of more than five percent of the Company's common stock is a party adverse to the Company or has a material interest adverse to the Company in any proceeding.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
-----------------------------------

     Mantyla, McReynolds & Associates, Certified Public Accountants, of Salt Lake City, Utah, audited the financial statements of the Company for the years ended December 31, 1995 and 1994.

     There were no disagreements between the Company and Mantyla, McReynolds & Associates, whether resolved or not resolved, on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved, would have caused it to make reference to the subject matter of the disagreement in connection with its reports.

     The reports of Mantyla, McReynolds & Associates do not contain any adverse opinion or disclaimer of opinion, and are not qualified or modified as to uncertainty, audit scope or accounting principles.

     During the Company's two most recent calendar years, and since then, Mantyla, McReynolds & Associates has not advised the Company that any of the following exist or are applicable:

     (1) That the internal controls necessary for the Company to develop reliable financial statements do not exist, that information has come to their attention that has led them to no longer be able to rely on management's representations, or that has made them unwilling to be associated with the financial statements prepared by management;

     (2) That the Company needs to expand significantly the scope of its audit, or that information has come to their attention that if further investigated may materially impact the fairness or reliability of a previously issued audit report or the underlying financial statements or any other financial presentation, or cause them to be unwilling to rely with the Company's financial statements for the foregoing reasons or any other reason; or

     (3) That they have advised the Company that information has come to their attention that they have concluded materially impacts the fairness or reliability of either a previously issued audit report or the underlying financial statements for the foregoing reasons or any other reason.

     During the Company's  two most recent  calendar  years and since then,  the
Company has not consulted Mantyla, McReynolds & Associates regarding the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company's financial statements or any other financial presentation whatsoever.


Item 4.  Recent Sales of Unregistered Securities.
-------------------------------------------------

     On December 8, 1994, the Company's Board of Directors unanimously voted to issue 8,645,578 "unregistered" and "restricted" shares of pre-split common stock to Jenson Serfices, Inc., in consideration of $5,000.00. these shares are fully-paid and were issued to Jenson Services, Inc. on or about December 23, 1994.


     Management believes that Jenson Services is an "accredited investor" as that term is defined under applicable federal and state securities laws, rules and regulations. Further, Jenson Services is a consultant to the Company and had access to all material information regarding the Company prior to the offer or sale of these securities. The offers and sales of these securities are believed to have been exempt from the registration requirements of Section 5 of the Securities Act of 1933 pursuant to Section 4(2) thereof, and from similar states' securities laws, rules and regulations requiring the offer and sale of securities by available state exemptions from such registration.

Item 5.  Indemnification of Directors and Officers.
----------------------------------------------------------

     Section 16-10a-902(1) of the Utah Revised Business Corporation Act authorizes a Utah corporation to indemnify any director against liability incurred in any proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     Section 16-10a-902(4) prohibits a Utah corporation from indemnifying a director in a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in a proceeding in which the director was adjudged liable on the basis that he or she improperly received a personal benefit. Otherwise, Section 16-10a-902(5) allows indemnification for reasonable expenses incurred in connection with a proceeding by or in the right of a corporation.

     Unless limited by the Articles of Incorporation, Section 16-10a-905 authorizes a director to apply for indemnification to the court conducting the proceeding or another court of competent jurisdiction. Section 16-10a-907(1) extends this right to officers of a corporation as well.

     Unless  limited  by  the  Articles  of  Incorporation,  Section  16-10a-903
requires that a corporation indemnify a director who was successful, on the merits or otherwise, in defending any proceeding to which he or she was a party against reasonable expenses incurred in connection therewith. Section 16-10a-907(1) extends this protection to officers of a corporation as well.

     Pursuant to Section 16-10a-904(1), the corporation may advance a director's expenses incurred in defending any proceeding upon receipt of an undertaking and a written affirmation of his or her good faith belief that he or she has met the standard of conduct specified in Section 16-10a-902. Unless limited by the Articles of Incorporation, Section 16- 10a-907(2) extends this protection to officers, employees, fiduciaries and agents of a corporation as well.

     Regardless of whether a director, officer, employee, fiduciary or agent has the right to indemnity under the Utah Revised Business Corporation Act, Section 16-10a-908 allows the corporation to purchase and maintain insurance on his or her behalf against liability resulting from his or her corporate role.

     Article VIII of the Company's Bylaws provides for the mandatory indemnification and reimbursement of any director or executive officer for actions or omissions in such capacity, except for claims or liabilities arising out of his or her own negligence or willful misconduct.

                                 PART F/S

                       Index to Financial Statements
                  Report of Certified Public Accountants

Financial Statements
--------------------

(i)  Audited Financial Statements
     dated December 31, 1995
     --------------------------

     Independent Auditors' Report

     Balance Sheet, dated December 31, 1995

     Statements of Stockholders' Deficit
     for the years ended December 31, 1995
     and 1994

     Statements of Operations for the
     years ended December 31, 1995 and
     1994

     Statements of Cash Flows for the
     years ended December 31, 1995 and
     1994

     Notes to Financial Statements

(ii) Unaudited Financial Statements
      dated September 30, 1996
     -----------------

     Balance Sheet, dated
     September 30, 1996

     Statements of Operations
     for the nine month period ended September 30, 1996

     Statements of Cash Flows for the
     nine  month period ended September 30, 1996


                                 PART III

Item 1.  Index to Exhibits.
-------------------------------

     The following exhibits are filed as a part of this Registration Statement:



Exhibit
Number               Description*
------               ------------

 EX-3.(I)    Articles of Incorporation filed September 23, 1980

 EX-3.(I)    Articles of Amendment to Articles of
             Incorporation, filed on November 10, 1980





EX-3.(I)     Articles of Amendment to Articles of
             Incorporation, filed on September 20, 1996

EX-3.(II)    Bylaws

EX-99        Original Offering Circular

EX-27        Financial Data Schedule



          * Summaries of all exhibits contained within this Registration Statement are modified in their entirety by reference to these Exhibits.



                             SIGNATURES

          In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                             MICRO-HYDRO POWER, INC.


Date: __________                             By /s/ Quinton Hamilton
                                             ------------------------
                                             Quinton Hamilton,  Director
                                             and President


Date: __________                             By /s/ Thomas J. Howells
                                             ------------------------
                                             Thomas J. Howells,
                                             Director and Vice
                                             President



Date: __________                             By /s/ Kathleen L. Morrison
                                             ------------------------
                                             Kathleen L. Morrison,
                                             Director and
                                             Secretary/Treasurer

                             MICRO-HYDRO POWER, INC.
                              FINANCIAL STATEMENTS
                                DECEMBER 31, 1995


                      [WITH INDEPENDENT AUDITORS REPORT]

                             MICRO-HYDRO POWER, INC.

                                TABLE OF CONTENTS


                                                                   Page
        Independent Auditors' Report                                1

        Balance Sheet - December 31, 1995                           2

        Statements of Operations for the
        years ended December 31, 1995 and
        December 31, 1994                                           3

        Statements of Stockholders' Deficit for
        the years ended December 31, 1995 and
        December 31, 1994                                           4

        Statements of Cash Flows for the
        years ended December 31, 1995 and
        December 31, 1994                                           5

        Notes to Financial Statements                              6-7

                                      MANTYLA, McREYNOLDS

                                    AND ASSOCIATES, C.P.A's

                                        A Professional
                                         Corporation




Donald G. Mantyla,
C.P.A.
Kim G. McReynolds,
C.P.A.
James C. Oveson,
C.P.A.

S. Andrew Trumbo,
C.P.A, Randall H.
Gray, C.P.A.





                                 Independent Auditors' Report


The Board of Directors and Shareholders
Micro-Hydro Power, Inc.
Salt Lake City, Utah

We have audited the accompanying balance sheet of Micro-Hydro Power, Inc. as of December 31, 1995, and the related statements of operations, stockholders, deficit, and cash flows for the years ended December 31, 1995 and December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Micro- Hydro Power, Inc. as of December 31, 1995, and the results of their operations and their cash flows for the years ended December 31,

1995 and December 31, 1994 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that Micro-Hydro Power, Inc. will continue as a going concern. As discussed in note 2 to the financial statements, the Company has accumulated losses from operations, has no assets, and has a net working capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 2. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.


                                                    /S/MANTYLA, McREYNOLDS &
                                                    ASSOCIATES
                                                    MANTYLA, McREYNOLDS &
                                                    ASSOCIATES
Salt Lake City, Utah
March 22, 1996


                             MICRO-HYDRO POWER, INC.
                                  BALANCE SHEET
                                December 31, 1995


                                          ASSETS
Assets                                                                  $                0
                                                                          -----------------
           Total Assets                                                 $                0
                                                                          =================

                                LIABILITIES AND STOCKHOLDERS' DEFICIT
Liabilities:
      Income taxes payable                                              $              764
      Accounts Payable                                                               2,619
      Stockholder loan - Note 4                                                      2,064
                                                                          -----------------
           Total Liabilities                                                         3,383

Stockholders' Deficit:
      Common Stock, $.00001 par value;
         authorized 30,000,000 shares; issued
         and outstanding 30,000,000 shares                                             300
      Additional paid in capital                                                   163,679
      Accumulated Deficit                                                         (169,426)
                                                                          -----------------
           Total Stockholders' Deficit                                              (5,447)

                     Total Liabilities and
                          Stockholders Deficit                          $           (5,447)
                                                                          =================


                      See accompanying notes to financial statements
                                        2



                             MICRO-HYDRO POWER, INC.
                             STATEMENT OF OPERATIONS
           For the Years Ended December 31, 1995 and December 31, 1994



                                                             1995                 1994

REVENUE
     Revenues from operations                        $                0   $                0
                                                       -----------------    -----------------

          Total Revenue                                               0                    0

General and Administrative Expenses                               2,064                5,000
                                                       -----------------    -----------------

          Net Income Before Taxes                                (2,064)              (5,000)

          Income taxes                                              100                  100
                                                       -----------------    -----------------

          Net Income                                 $           (2,164)  $           (5,100)
                                                       =================    =================

Loss per share                                       $               (0.01$               (0.01)
                                                       =================    =================

Weighted Average Shares Outstanding                          30,000,000           22,074,885
                                                       =================    =================


                 See accompanying notes to financial statements
                                        3

                             MICRO-HYDRO POWER, INC.
                       STATEMENTS OF STOCKHOLDERS' DEFICIT
           For the Years Ended December 31, 1995 and December 31, 1994

                                                        Additional                            Net
                                         Common           Paid in         Accumulated    Stockholders'
                                          Stock           Capital          Deficit          Deficit
                                      --------------   --------------   --------------   --------------

Balance, December 31, 1993          $           214  $       158,765  $      (162,162) $        (3,183)

Issuance of 8,645,578 shares of
  to a Consultant to complete a
  redomicile and reorganization
  of the Company, and related
  expenses advanced to date                      86            4,914                             5,000

Net loss for the year ended
   December 31, 1994                                                           (5,100)          (5,100)
                                      --------------   --------------   --------------   --------------

Balance, December 31, 1994          $           300  $       163,679  $      (167,262) $        (3,283)

Net Loss for the year ended
   December 31, 1995                                                           (2,164)          (2,164)
                                      --------------   --------------   --------------   --------------

Balance, December 31, 1995          $           300  $       163,679  $      (169,426) $        (5,447)
                                      ==============   ==============   ==============   ==============



                 See accompanying notes to financial statements

                             MICRO-HYDRO POWER, INC.
                            STATEMENTS OF CASH FLOWS
                 For the Years Ended December 31, 1995 and 1994



                                                              1995                 1994

Cash Flows Provide by/ (Used for)
     Operating Activities:
Net Loss                                               $          (2,164)   $         (5,100)
Adjustments to reconcile net income
   to net cash used for operating
  activities:
        Issuance of common stock as
           payment for consultant services
           rendered and expenses incurred                              0               5,000
        Increase in taxes payable                                    100                 100
                                                         ----------------     ---------------

Net Cash Used for Operating
    Activities                                                    (2,064)                  0

Cash Flows From Financing Activities:
            Proceeds from stockholder loan                         2,064                   0
                                                         ----------------     ---------------

Net Increase In Cash                                                   0                   0

Beginning Cash                                                         0                   0
                                                         ----------------     ---------------

Ending Cash                                            $               0    $              0
                                                         ================     ===============

Supplemental Disclosure of Cash Flow Information

Cash paid during the period for:
    Interest                                           $               0    $              0
                                                         ================     ===============

Taxes                                                  $               0    $              0
                                                         ================     ===============


                 See accompanying notes to financial statements
                                        5

                                    MICRO-HYDRO POWER, INC.
                                 Notes to Financial Statements
                                       December 31, 1995

Note 1         Organization and Summary of Significant Accounting
               Policies

               (a) Organization

               Micro-Hydro Power, Inc. (Company) incorporated under the laws of the State of Utah in 1980. The Company was dissolved November, 1988 and reinstated by Court Order on or about October 20, 1995.

               The Company was originally organized primarily for the research, development, sale, manufacture, distribution, maintenance, and operation of micro-hydro power units which consist of water-powered electrical generating machines.

               (b) Income Taxes

               Effective  April 1, 1993,  the Company  adopted the provisions of
               Statement of Financial Accounting Standards No. 109 (the Statement), "Accounting for Income Taxes." The Statement requires an asset and liability approach for financial accounting and reporting for income taxes, and the recognition of deferred tax assets and liabilities for the temporary differences between the financial reporting bases and tax bases of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. The cumulative effect of this change in accounting for income taxes as of December 31, 1995 is $0 due to the valuation allowance established as described below.

               (c) Net Loss Per Common Share

               Net loss per common share is based on the weighted average number of shares outstanding.

               (d) Statement of Cash Flows

               For purposes of the statements of cash flows, the Company considers cash on deposit in the bank to be cash. The Company has $0 cash at December 31, 1995.

                                    MICRO-HYDRO POWER, INC.
                                 Notes to Financial Statements
                                       December 31, 1995
                                          [continued]

Note 2    Liquidity

               The Company has accumulated losses through December 31, 1995 amounting to $169,426, has no assets, has a net working capital deficiency of $5,447 at December 31, 1995, and does not anticipate generating sufficient cash flows from operations to meet the Company's cash requirements. These factors raise substantial doubt about the Company's ability to continue as a going concern.

               Management plans include finding a well-capitalized merger candidate to recommence its operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Note 3    Income Taxes

               The Company adopted Statement No. 109 as of April 1, 1993. Prior years' financial statements have not been restated to apply the provisions of Statement No. 109. No provision has been made in the financial statements for income taxes because the Company has accumulated substantial losses from operations.

               The tax effects of temporary differences that give rise to significant portions of the deferred tax asset at December 31, 1995 have no impact on the financial position of the Company. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. Because of the lack of taxable earnings history, the Company has established a valuation allowance for all future deductible temporary differences.

Note 4         Stockholder Loan

               During the year, a stockholder of the Company advanced funds totaling $2,064 for payment of operating expenses. This unsecured loan bears no interest and is due on demand.

                            MICRO-HYDRO POWER, INC.
                                 BALANCE SHEETS
                    September 30, 1996 and December 31, 1995



                                                                   9/30/96             12/31/95
                                                                ---------------     ---------------
                                                                    [Unaudited]
ASSETS

      Current Assets                                                         0                   0
      Total Current Assets                                                   0                   0

                                                                ---------------     ---------------
TOTAL ASSETS                                                  $              0    $              0
                                                                ===============     ===============

LIABILITIES & EQUITY

LIABILITIES

      Current Liabilities
          Loans from stockholders                             $          5,150               2,064
          Income taxes payable                                             764                 764
          Accounts payable                                               2,619               2,619
                                                                ---------------     ---------------
      Total Current Liabilities                                          8,533               5,447

                                                                ---------------     ---------------
TOTAL LIABILITIES                                                        8,533               5,447

EQUITY
          Common Stock                                                       3                 300
          Paid-in Capital                                              163,976             163,679
          Accumulated Deficit                                         (172,512)           (169,426)
                                                                ---------------     ---------------
TOTAL EQUITY                                                            (8,533)             (5,447)

                                                                ---------------     ---------------
TOTAL LIABILITIES & EQUITY                                    $              0    $              0
                                                                ===============     ===============


                             MICRO-HYDRO POWER, INC.
                            STATEMENTS OF OPERATIONS
          For the Nine-Month Periods Ended September 30, 1996 and 1995


                                                           Nine Months          Nine Months
                                                              Ended                Ended
                                                             9/30/96              9/30/95
                                                         -----------------    -----------------
                                                           [Unaudited]          [Unaudited]
REVENUE
      Income                                           $                0   $                0
                                                         -----------------    -----------------
NET REVENUE                                                             0                    0

OPERATING EXPENSES
      Office Expenses                                                 539                   85
      Professional Fees                                             2,447                  172
      Franchise Fees                                                  100                  742
                                                         -----------------    -----------------
TOTAL OPERATING EXPENSES                                            3,086                  999

                                                         -----------------    -----------------
NET INCOME/(LOSS)                                      $           (3,086)  $             (999)
                                                         =================    =================


NET LOSS PER SHARE                                     $               (0.01$               (0.01)
                                                         =================    =================

WEIGHTED AVERAGE NUMBER OF SHARES
  OUTSTANDING                                                  22,280,147           30,000,000
                                                         =================    =================


                             MICRO-HYDRO POWER, INC.
                            STATEMENTS OF CASH FLOWS
          For the Nine-Month Periods Ended September 30, 1996 and 1995


                                                                    Nine Months            Nine Months
                                                                       Ended                  Ended
                                                                      9/30/96                9/30/95
                                                                  -----------------     ------------------
                                                                    [Unaudited]            [Unaudited]

Cash Flows Used For Operating Activities
------------------------------------------------------
  Net Loss                                                      $           (3,086)   $              (999)

                                                                  -----------------     ------------------
      Net Cash Used For Operating Activities                                (3,086)                  (999)

Cash Flows Provided by Financing Activities
-----------------------------------------------------
      Proceeds from stockholder loan                                         3,086                    999
                                                                  -----------------     ------------------
      Net Proceeds from stockholder Loans                                    3,086                    999
                                                                  -----------------     ------------------

      Net Increase In Cash                                                       0                      0

      Beginning Cash Balance                                                     0                      0

                                                                  -----------------     ------------------
      Ending Cash Balance                                       $                0    $                 0
                                                                  =================     ==================




